FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of 15 September 2008

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Jewelers Limited (LSE and NYSE: SIG)                                                                                                                                                                 15 September 2008

Signet Jewelers Limited Interim Dividend

Further to the announcement made on September 3, 2008 by Signet Group plc, a 0.96c interim dividend per Signet Group plc share (or 9.6c per ADS) was declared. Following the completion of the Scheme of Arrangement, which included a 20-for-1 share consolidation, a dividend of 19.20 cents per share will be paid by Signet Jewelers Limited (the “Company”) on 7 November 2008 to shareholders on the register of members at the close of business on 26 September 2008. The US dollar to pound sterling rate used to convert the 19.20 cents dividend per share for payment to shareholders who elect to receive a pound sterling dividend will be the rate as derived from Reuters at 4.00pm on the record date of 26 September 2008. Shareholders wishing to change the currency in which they receive the dividend should contact the Company's registrars.

Enquiries:        Tim Jackson, Investor Relations Director                   +44(0)20 7317 9700

Press:              John Dudzinsky, Taylor Rafferty                                +1 212 889 4350
                       Jonathan Glass, Brunswick                                        +44(0)20 7404 5959

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Signet Group , which is comprised of the Company and its subsidiaries and subsidiary undertakings (the “Group”), operates. Our use of the words 'expects,' 'intends,' 'anticipates,' 'estimates,' 'may,' 'forecast,' 'objective,' 'plan,' or 'target,' and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business, and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the 'Risk and other factors' section of Signet Group plc's Annual Report & Accounts for the year ended 2 February 2008 furnished as an exhibit to its Report on Form 6-K furnished with the U.S. Securities and Exchange Commission on 1 May 2008, the 'Risk factors' section of the circular posted to shareholders and ADS holders of Signet Group plc on 24 July 2008 in connection with the reorganisation of the Group that became effective on 11 September 2008, and other filings with and submissions to the SEC made by Signet Group plc and the Company. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances, other than as required by applicable law, rule or regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date: 15 September 2008